UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of December, 2010.

     Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	|X|	Form 40-F	| |

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	| |	No	|X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	| |	No	|X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	| |	No	|X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

PRESS RELEASE	Contact:	Sergio Vigil González Adolfo Luna Luna Grupo Simec, S.A. de C.V. Calzada Lázaro Cárdenas 601 44440 Guadalajara, Jalisco, México 52 55 1165 1025 52 33 3770 6734

GRUPO SIMEC ANNOUNCES CHANGE FIRM OF AUDITORS FOR THE FISCAL YEAR ENDED 2010

GUADALAJARA, MEXICO, Dec 15, 2010- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) (“Simec”) announced today change in firm of Auditors as of and for the year ending December 31, 2010.

The Audit Committee of Grupo Simec, S. A. B. de C. V., (“The Committee”) has engaged Castillo Miranda y Compañía S. C., (“Castillo Miranda”) ( which firm will become a member of the BDO International network effective January 1, 2011), as the independent auditors of the consolidated financial statements of Grupo Simec, S. A. B. de C. V. and Subsidiaries, as of and for the year ending December 31, 2010. The Audit Committee has also engaged BDO USA, LLP to audit the consolidated financial statements of SimRep Corporation and Subsidiaries located in the U.S.A. The audit of Corporación Aceros DM, S.A. de C.V. and subsidiaries, located in San Luis Potosí, S.L.P. Mexico, will continue to be audited by the independent accounting firm of Marcelo de los Santos y Cía., S. C..

GUADALAJARA, JAL, AT DECEMBER 15 OF 2010.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: December 15, 2010.	By:	/s/ Luis García Limón

	Name:	Luis García Limón
	Title:	Chief Executive Officer